Contact

www.linkedin.com/in/matt-soule-08a0b41a (LinkedIn)
www.flinttrading.com (Company)

Top Skills

Mergers
Private Equity
New Business Development

Matt Soule

Private Investor
Greensboro, North Carolina, United States

Experience

Self-employed

Private Investor
July 2021 - Present (2 years 7 months)
Greensboro, North Carolina, United States

Ennis-Flint

16 years 11 months

President & CEO
February 2018 - June 2021 (3 years 5 months)
Greensboro, NC

President
October 2016 - January 2018 (1 year 4 months)
Thomasville, NC

President -- Americas
May 2015 - October 2016 (1 year 6 months)

Chief Financial Officer
August 2004 - May 2015 (10 years 10 months)
Thomasville, NC

Wachovia Capital Partners

Partner
2000 - 2003 (3 years)

Equity Group Investments

Principal
1996 - 2000 (4 years)

Merrill Lynch

Associate
1995 - 1996 (1 year)

Education

University of North Carolina at Chapel Hill
BA, History, Geography · (1987 - 1991)

Northwestern University - Kellogg School of Management
MM, Finance, Accounting · (1993 - 1995)

Hibriten High School
· (1983 - 1987)